PRIVATE OFFERING NOTICE







                                [COMPNAY LOGO]
                           Merrill Lynch & Co., Inc.
          Leveraged Index Return Notes Linked to the Nikkei 225 Index
                               due February 2009
                        US$10 principal amount per unit

                            Private Offering Notice

                                 Summary Terms

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The Notes:                                                             Payment at maturity:

o  No payments before the maturity date.                               o  The amount an investor receives at maturity will be
                                                                          based on the percentage change in the value of the
o  Senior unsecured debt securities of Merrill Lynch & Co., Inc.          Nikkei 225 Index (the "Index") over the term of the
                                                                          Notes. If the value of the Index has increased, an
o  The Notes are linked to the value of the Nikkei 225 Index,             investor will receive an amount equal to $10 per unit
   index symbol "NKY", as described in the attached offering              plus a supplemental amount based on the percentage
   document.                                                              increase in the value of the Index multiplied by a
                                                                          participation rate expected to be between 115% and
o  The Notes are expected to be quoted on the Nasdaq National             130%. If the value of the Index has decreased by 20%
   Market under the symbol "LERA".                                        or less, an investor will receive $10 per unit. If the
                                                                          value of the Index has decreased by more than 20%, an
o  Expected settlement date: August   , 2004.                             investor will receive less than $10 per unit. Any
                                                                          decline in the Index in excess of 20% will result in
o  The Notes are made available to each investor outside of               the amount paid at maturity on the Notes being reduced
   the United States in a minimum initial investment of                   on an accelerated basis of 1.25% for any 1% decline in
   US$50,000 or such other amount, and subject to such other              the Index.
   restrictions, as may be applicable to such investor under the private offering rules of any jurisdiction outside of the
   United States.
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The notes (the "Notes"), the subject of the attached offering document (the
"Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.



                            PRIVATE OFFERING NOTICE
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This Notice and the Offering Document have been issued by Merrill Lynch & Co.,
Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited, which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase notes with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than the amount invested.

     (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Notes.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                  The date of this Notice is August 10, 2004.

     This Notice supplements the Preliminary Prospectus Supplement, dated
         August 10, 2004, and the Prospectus, dated November 26, 2003.